

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Gina Goetter
Chief Financial Officer
HASBRO, INC.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

   Re: HASBRO, INC.
    Form 10-K for the Fiscal Year Ended December 25, 2022
    Form 10-Q for the Quarter Ended July 2, 2023
    Response Dated July 26, 2023
    File No. 001-06682

Dear Gina Goetter:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing